UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-278175) of Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2024 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Option Grants and Share Option Agreements

On December 16, 2024, Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), entered into share option agreements (the “Option Agreements”) with certain officers and directors (the “Optionees”) under its 2018 Omnibus Equity Incentive Plan (as the same may be amended from time to time, the “Plan”), effective as of December 16, 2024 (“Date of Grant”).

The Option Agreements contained substantially similar terms and conditions, pursuant to which the Optionees were granted options (“Options”) under the Plan to purchase an aggregate of 440,000 ordinary shares (the “Option Shares”), par value $0.00267 per share, of the Company at the exercise price of $2.79 per share. The Options shall vest and become exercisable immediately on the Date of Grant. The breakdown of the Options granted under the Plan is detailed in table below:

Optionees	Date of Grant	Option Shares	Exercise Price (Closing Price of Date of Grant)	Vesting Conditions
Dr. Wirawan Jusuf	December 16, 2024	100,000	$2.79	The Option shall vest and become exercisable immediately on the Date of Grant.
James J. Huang	December 16, 2024	100,000	$2.79
Mirza F. Said	December 16, 2024	100,000	$2.79
Chia Hsin “Charlie” Wu	December 16, 2024	50,000	$2.79
Gregory L. Overholtzer	December 16, 2024	20,000	$2.79
Michael L. Peterson	December 16, 2024	20,000	$2.79
Benny Dharmawan	December 16, 2024	20,000	$2.79
Mochtar Husein	December 16, 2024	20,000	$2.79
Ahmad Fathurachman	December 16, 2024	10,000	$2.79
Total		440,000

None of the securities have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. As a result, the securities may not be resold and must be held indefinitely unless they are registered under the Securities Act or an applicable exemption from registration is available.

The foregoing description of the Option Agreements is a summary only and does not purport to be complete and, is qualified in its entirety by reference to the full text of such documents, the form of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Option Agreement, dated December 16, 2024 between the Registrant and its officers/directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: December 20, 2024	By:	/s/ Frank Ingriselli
	Name:	Frank Ingriselli
	Title:	President